November 24, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Application for Withdrawal of Registration Statement on Form S-3 (File No. 333-208148)

Ladies and Gentlemen:

Roper Technologies, Inc., a Delaware corporation (the “Company”), hereby requests that its Registration Statement on Form S-3 (File No. 333-208148), originally filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2015 (the “Registration Statement”), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”).

The Company is requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding. The Registration Statement was incorrectly coded and filed as an “S-3,” whereas the Company intended the Registration Statement to be filed with the Commission with the code “S-3ASR.” No securities were sold pursuant to the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please telephone David B. Liner, Vice President, General Counsel and Secretary of the Company, at 941-556-2606 or Bruce K. Dallas of Davis Polk & Wardwell LLP at (650) 752-2022.

Very truly yours, Roper Technologies, Inc.

By:	/s/ David B. Liner
Name:	David B. Liner
Title:	Vice President, General Counsel and Secretary